Exhibit 99.1

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN

GG00BMGYLN96

Issuer Name

BURFORD CAPITAL LIMITED

UK or Non-UK Issuer

Non-UK

2. Reason for Notification

An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation

Name

Ameriprise Financial, Inc.

City of registered office (if applicable)

Minneapolis

Country of registered office (if applicable)

United States

4. Details of the shareholder

Full name of shareholder(s) if different from the person(s) subject to the notification obligation, above

City of registered office (if applicable)

Country of registered office (if applicable)

5. Date on which the threshold was crossed or reached

17-Dec-2021

6. Date on which Issuer notified

20-Dec-2021

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	5.031000	0.000000	5.031000	11020999
Position of previous notification (if applicable)

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GG00BMGYLN96	0	11020999	0.000000	5.031000
Sub Total 8.A	11020999		5.031000%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Sub Total 8.B1

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights

Sub Total 8.B2

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Ameriprise Financial, Inc. (Chain 1)		0.000000	0.000000	0.000000%
Ameriprise Financial, Inc.	Columbia Management Investment Advisers, LLC	0.000000	0.000000	0.000000%
Ameriprise Financial, Inc. (Chain 2)		0.000000	0.000000	0.000000%
Ameriprise Financial, Inc.	Columbia Threadneedle Investments UK International Limited	0.000000	0.000000	0.000000%
Ameriprise Financial, Inc.	BMO Global Asset Management (Europe) Limited	0.000000	0.000000	0.000000%
Ameriprise Financial, Inc.	BMO Asset Management (Holdings) Plc	0.000000	0.000000	0.000000%
Ameriprise Financial, Inc.	BMO AM Group (Holdings) Limited	0.000000	0.000000	0.000000%
Ameriprise Financial, Inc.	BMO AM Group (Management) Limited	0.000000	0.000000	0.000000%
Ameriprise Financial, Inc.	BMO AM Holdings Limited	0.000000	0.000000	0.000000%
Ameriprise Financial, Inc.	BMO Asset Management Limited	0.000000	0.000000	0.000000%

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

Columbia Management Investment Advisers, LLC is wholly owned by Ameriprise Financial, Inc.
BMO Asset Management Limited is wholly owned by BMO AM Holdings Limited, which is wholly owned by BMO AM Group (Management) Limited, which is wholly owned by BMO AM Group (Holdings) Limited, which is wholly owned by BMO Asset Management (Holdings) Plc, which is wholly owned by BMO Global Asset Management (Europe) Limited, which is wholly owned by Columbia Threadneedle Investments UK International Limited, which is wholly owned by Ameriprise Financial, Inc.

12. Date of Completion

20/12/2021

13. Place Of Completion

Swindon, UK